Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Theodore D. Edwards

theodore.edwards@troutman.com

April 2, 2024

Via EDGAR

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549 Attn: Christina Fettig, Senior Staff Accountant

Re:	ArrowMark Financial Corp. 1940 Act File No. 811-22853

Dear Ms. Fettig:

On behalf of ArrowMark Financial Corp. (“Company”), this letter is being provided in response to the comments of the staff of the Commission (the “Staff”) delivered in connection with the Staff’s review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the Company’s annual report filed on Form N-CSR for the fiscal year ended December 31, 2022 (the “Annual Report”) and the Company’s Form N-CEN for the fiscal year ended December 31, 2022 (“Census Report”). The Staff’s comments were initially delivered orally by Christina Fettig and Nicolina McCarthy on May 17, 2023, and were supplemented on July 28, 2023, and on January 11, 2024.

The Company appreciates the opportunity to address the Staff’s comments. Set forth below is the Staff’s comment in italicized text followed by the Company’s response to the comment.

*          *          *

1.	The Staff notes that the EDGAR filing detail for the Form N-CSR filed on March 3, 2023 (SEC Accession No. 0001104659-23-028360) did not include the “Period of Report.” Please update the filing to reflect the appropriate period of the report.

Response: As discussed with the Staff, the Company respectfully requests that the Staff update the EDGAR filing detail for the Form N-CSR filed on March 3, 2023 (SEC Accession No. 0001104659-23-028360) to include the period of the report as December 31, 2022. Future filings will be reviewed to confirm that the period of report is submitted with future Form N-CSR filings.

ArrowMark Financial Corp. April 2, 2024 Page 2

2.	Please confirm that all information in the Company’s Annual Report required to be iXBRL-tagged has been appropriately tagged. Please refer to General Instruction (i)(3) of Form N-2 and Item 405(b)(3)(iii) of Reg S-T.

Response: The Staff’s comment will be reflected in future filings. The Company notes that, although each of (i) the heading “Credit Facility” in the senior securities table and (ii) the heading “Investment Objective, Policies and Principle [sic] Risks” were not iXBRL tagged, the disclosure for each section is appropriately tagged, and as such materially complied with the applicable iXBRL tagging requirements.

3.	On page 6 of the Annual Report, the Company’s disclosure of performance data, including the Company’s annual total return and growth of $10,000 is presented based on the Company’s net asset value (NAV) per share. In future filings, please ensure that the Company’s performance data is presented based on the Company’s market value per share, consistent with Item 24(4)(b)(2)(b) of Form N-2.

Response: The Staff’s comment will be reflected in future filings.

4.	Regarding the Management’s Discussion of Fund Performance on pages 3-5 of the Annual Report, please state whether derivatives had a significant effect on the performance of the Company. If so, please include a discussion of the effects of derivatives on the performance of the Company. Please include this disclosure in future filings as well.

Response: The Company’s use of forward currency contracts to hedge its exposure to foreign currencies did not have a significant effect on the Company’s investment performance during the reporting period. Going forward, the Company will include a statement in the Management’s Discussion of Fund Performance stating whether the use of forward currency contracts had or did not have a significant effect on the Company’s investment performance, as the case may be.

5.	On page 7 of the Annual Report, in the Schedule of Investments, the Staff notes that the Company owns 100% of the outstanding equity securities of Community Funding 2018, LLC (“CF 2018”). The Staff also notes that footnote 1 to the Company’s Consolidated Schedule of Investments states that the Company does not control and is not an affiliate of any issuer of a portfolio investment, each as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). Please explain whether these disclosures are consistent with one another. In the Company’s response, please address the following questions:

a.	Who is the current managing member(s) of CF 2018, and is such person(s) a direct or indirect affiliate of the Company or its investment adviser?

b.	In whom is vested the power to remove or replace the managing member(s);

c.	in the event a managing member is incapacitated (whether by death, resignation, dissolution, insolvency, etc.), in whom is vested the authority to appoint a replacement manager;

ArrowMark Financial Corp. April 2, 2024 Page 3

d.	under what conditions does the LLC Agreement (defined below) provide that CF 2018 may be terminated or dissolved, and who is authorized to initiate and carry out any such termination or dissolution; and

e.	are any persons, other than a managing member, responsible for the conduct and management of CF 2018’s business and operations? If so, please identify them.

f.	Has the Company entered into any voting rights waiver agreement, or similar arrangement, with CF 2018 for the purpose of altering or waiving any rights otherwise granted to an interest holder or member of CF 2018 by the terms of its LLC Agreement? If so, please describe the terms of any such agreement or arrangement.

g.	Explain the factual basis underpinning the Company’s assertion that it has no power to exert a controlling influence over CF 2018’s management or policies, notwithstanding its ownership of 100% of CF 2018’s outstanding equity.

h.	Notwithstanding the limitations on the Company’s management authority as set forth under the LLC agreement (defined below), Credit Agreement (defined below), and related circumstances, the Staff nevertheless views the Company’s 100% equity ownership of CF 2018’s outstanding LLC interests as a significant economic interest giving it the economic power to exercise a controlling influence over CF 2018, and therefore, in the Staff’s view, represents a de facto voting security. Accordingly, the Staff’s position is that CF 2018 is a “subsidiary” of the Company, as such term is defined in Rule 1-02(x) of Regulation S-X. In light of the Staff’s view, please determine and advise whether CF 2018 is a “significant subsidiary” under Rule 1-02(w)(2) of Regulation S-X for the Company’s fiscal years ended December 31, 2021 through 2023. To the extent CF 2018 continues to be a subsidiary of the Company, please evaluate CF 2018 as a significant subsidiary under Rules 3-09 and 4-08(g) of Regulation S-X. Additionally, in future shareholder reports, please clarify that the Company may be deemed to control and be an affiliate of CF 2018.

Response: The Company believes these disclosures are consistent with each other because the Company does not currently own “voting securities” of CF 2018 and does not otherwise have the power to exert a controlling influence over CF 2018’s management or policies. Set forth below is a discussion of the facts and an analysis regarding this determination.

Factual background. CF 2018 is bankruptcy-remote structured financing vehicle organized as a Delaware limited liability company that at its inception originated loans to community banks or savings institutions or their respective holding companies. Such loans are pledged as collateral (“Collateral Loans”) to secure term loans made to CF 2018 (“Loan Obligations”) by one more insurance companies (“Lenders”) under a credit and security agreement (together with related credit documents, the “Credit Agreement”) among (i) CF 2018 as the borrower, (ii) a national bank as collateral agent, collateral administrator and custodian (“Custodian”), (iii) the lenders with one lender acting as the “Administrative Agent,” and (iv) the servicer that services the collateral loans on behalf of CF 2018, among other duties. CF 2018’s current activities, which are performed by the servicer and other service providers under contractual arrangements, are generally limited to the following activities: servicing the remaining collateral loans, paying expenses, paying the lenders, and making distributions to the member. Under the terms of CF 2018’s limited liability company operating agreement (the “LLC Agreement”), the servicer also serves as CF 2018’s manager. The Collateral Loans and Loan Obligations mature in July 2028. StoneCastle Investment Management, LLC serves as the servicer and manager. The Manager is not a direct or indirect affiliate of the Company or the Company’s investment adviser.

ArrowMark Financial Corp. April 2, 2024 Page 4

The LLC Agreement sets out the powers, rights and responsibilities of the following parties: the manager (“Manager”), an “Independent Manager” and a sole member. The LLC Agreement provides that the manager need not be a member. The Manager, on behalf of CF 2018, has all powers necessary, convenient or incidental to accomplish CF 2018’s purposes and all of the powers and rights conferred upon limited liability companies formed pursuant to the Delaware Limited Liability Company Act. The Manager is an agent of CF 2018 for the purpose of CF 2018’s business, and the actions of the Manager taken in accordance with the powers set forth in the LLC Agreement shall bind CF 2018.

The Independent Manager is a professional, unaffiliated, third-party whose role is limited under the LLC Agreement solely to approving or disapproving “Material Actions” (as defined in the LLC Agreement). The Independent Manager is not permitted to participate in any other matter. A Material Action means (i) filing or consenting to the filing of any petition, either voluntary or involuntary, to take advantage of any applicable insolvency, bankruptcy, liquidation or reorganization statute, (ii) seeking or consenting to the appointment of a receiver, liquidator or any similar official of the Company or a substantial part of its business, (iii) taking any action that might cause such entity to become insolvent, (iv) making an assignment for the benefit of creditors, (v) admitting in writing its inability to pay debts generally as they become due, (vi) declaring or effectuating a moratorium on the payment of any obligations, or (vii) taking any action in furtherance of the foregoing.

With respect to the member’s powers and responsibilities, the LLC Agreement provides that the sole member “will not hold itself out to be responsible, and shall not be responsible in any way, for the decisions or actions respecting the business and affairs of the Company” except with respect to appointing the successor servicer as the replacement manager and consenting to the admission of new members. Further, the LLC Agreement states explicitly that the sole member may not bind CF 2018 and, with respect to a Material Action, the member may not participate in a vote or authorization of a Material Action.

ArrowMark Financial Corp. April 2, 2024 Page 5

Removal/Replacement of Manager. Neither the LLC Agreement nor the Credit Agreement gives the sole member the right to remove the Manager or the servicer. The LLC Agreement provides that, in the event of the servicer’s removal or resignation under the Credit Agreement, the Manager shall automatically resign as manager of CF 2018 with such resignation effective upon the appointment of a successor manager. The LLC Agreement requires that the sole member appoint the party designated by the Manager as the successor servicer under the Credit Agreement as CF 2018’s Manager. The LLC Agreement does not empower the member to appoint a replacement Manager of the member’s choosing, it only requires the member to appoint the successor servicer selected by the Manager or the Administrative Agent, as the case may be. The Manager is required to continue to serve as the Manager of CF 2018 until a successor manager is appointed unless prohibited by law. Because the LLC Agreement only provides the Manager with the ability to conduct CF 2018’s business and contractually bind CF 2018, the successor servicer must be selected by either (i) the Manager on behalf of CF 2018, or (ii) by the Administrative Agent under the terms of the Credit Agreement. To the extent a successor servicer has not been selected within 120 days of the servicer’s notice of resignation, the resigning servicer may continue as servicer or petition any court of competent jurisdiction for the appointment of a successor servicer. Until and unless a successor servicer is appointed, the member has no authority to appoint a replacement Manager. In the event that the resigning Manager is not permitted by law to continue as Manager, the Independent Manager serves as Manager and, if no successor Manager is appointed, the Independent Manager may continue as Manager or petition any court of competent jurisdiction to appoint a successor Manager.

Until the Final Maturity Date (July 2028) under the Credit Agreement, the Servicing Agreement does not provide CF 2018 with the right to terminate the Servicing Agreement except with the mutual consent of the servicer. However, the servicer has the right to resign. Until the successor servicer is appointed by the current servicer and engaged by the Manager, the member does not have the power to appoint a replacement manager. 1

Additionally, for so long as the Credit Agreement is outstanding, the servicer may be terminated by the Custodian with the prior written consent or at the direction of the Administrative Agent in the event of CF 2018’s or the Servicer’s insolvency or an event of default (including a breach of the Credit Agreement or the Servicing Agreement). If the servicer is removed by the Custodian, under the terms of the Credit Agreement, the Administrative Agent assumes the servicer’s duties and obligations and appoints a successor to act as servicer. In such event, the member would appoint such successor servicer as the replacement manager of CF 2018.

1 To the extent the current servicer does not appoint a successor and did not continue performing its duties as servicer such circumstance would constitute an “Event of Default” under the Credit Agreement. In such event, the Custodian (with the prior written consent or at the direction of the Administrative Agent) is permitted to terminate the current successor. If the servicer is terminated by the Custodian, under the terms of the Credit Agreement, the Administrative Agent assumes the servicer’s duties and obligations and appoints a successor to act as servicer. In such event, the member is required to appoint the successor servicer appointed by the Administrative Agent as the replacement manager of CF 2018.

ArrowMark Financial Corp. April 2, 2024 Page 6

Removal/Replacement of Independent Manager. Under the LLC Agreement, as long as all or any portion of the Loan Obligations remain outstanding, the Independent Manager may be removed only for cause by the Manager and with the consent of the Administrative Agent; otherwise, the Independent Manager may be removed by the Manager. Subject to the Administrative Agent’s right to object to a proposed Independent Manager, in the event of a vacancy in the position of Independent Manager, the Manager appoints a new Independent Manager. The member has no right under the LLC Agreement to appoint the Independent Manager.

Termination/Dissolution. The LLC Agreement provides that CF 2018 may be dissolved only upon the first to occur of the following: (i) the termination of the legal existence of the last remaining Member of CF 2018 or the occurrence of any other event which terminates the continued membership of the last remaining member of CF 2018 in CF 2018, or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Delaware Revised Limited Liability Company Act. The Credit Agreement provides that while Loan Obligations are outstanding, CF 2018 may not consummate a plan of liquidation, dissolution, merger and may not sell, transfer, exchange, or otherwise dispose of any of its assets without the prior written consent of the Administrative Agent.

Control Analysis. The Company believes that, based on the facts and circumstances set forth above and the following analysis that the Company’s ownership interest as sole member does not by its terms convey any traditional indicia of control authority over CF 2018 to the Company as holder and, therefore, the Company should not be considered to (i) currently hold voting securities of CF 2018, (ii) control or exert a controlling influence over CF 2018’s management or policies, or(iii) be an affiliated person or an affiliate of CF 2018.2

Section 2(a)(3) of the 1940 Act, in relevant part defines an “affiliated person” of an investment company as:

(A)	any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;

(C)	any person directly or indirectly controlling, controlled by, or under common control with, such other person.[3]

2 The 1940 Act and Regulation S-X define “control” differently. The Company has undertaken a control analysis with respect to CF 2018 using the definition set forth in the 1940 Act because the Company is an investment company.

3 Subsection (B), (D), (E) and (F) of Section 2(a)(3) are not relevant to the analysis.

ArrowMark Financial Corp. April 2, 2024 Page 7

“Control” is defined in section 2(a)(9) of the 1940 Act, in pertinent part, as “the power to exercise a controlling influence over the management or policies of a company unless such power is solely the result of an official position with such company.” The Commission has held that the term “controlling influence” means the “act or process, or power of producing an effect which may be without apparent force or direct authority and is effective in checking or directing action, or exercising restraint or preventing free action.” 4 Furthermore, a controlling influence:

need not be actually exercised; the latent power to exercise it is sufficient . . . . And those exercising a controlling influence need not necessarily be able to carry their point, since such influence may be effective without accomplishing its purpose fully. . . . In applying [these principles], however, it must be borne in mind that control determinations involve issues of fact which cannot be resolved by use of a mathematical formula. They require a careful appraisal of the over-all effect of the various relationships and other circumstances present in a particular case, some of which may point to one inference while others to an opposite one.5

Section 2(a)(9) further establishes a presumption of control with respect to “any person who owns beneficially … more than 25 per centum of the voting securities of a company.” A presumption of non-control is provided to “any person who does not so own more than 25 per centum of the voting securities of any company.” Section 2(a)(9) provides that either presumption may be rebutted by evidence, but will continue “until a determination to the contrary made by the Commission by order either on its own motion or on application by an interested person.”6 Nevertheless, no person may rely on the presumption that ownership of less than 25% of a company’s voting securities is not control if a control relationship actually exists under all the facts and circumstances.7

4 See In the Matter of Investors Mutual, Inc., et al., Investment Company Act Release No. 4595 (May 11, 1966) at text preceding n.12 (citation omitted), aff’d, Phillips v. SEC, 388 F.2d 964 (2d Cir. 1968).

5 Id. at text accompanying nn.13-15 (citations omitted).

6 A presumption of control or non-control may be rebutted in a judicial proceeding, as well as by SEC order. If a presumption is successfully rebutted, the determination may be applied retroactively. See In the Matters of Fundamental Investors, Inc., et al., Investment Company Act Release No. 3596 (Dec. 27, 1962).

7 See Investors Mutual; Exemption of Transactions by Investment Companies with Certain Affiliated Persons, Investment Company Act Release No. 10698 (May 16, 1979) at n.2 (“no person may rely on the presumption that less than 25 percent ownership is not control when, in fact, a control relationship exists under all the facts and circumstances”).

ArrowMark Financial Corp. April 2, 2024 Page 8

Section 2(a)(42) of the 1940 Act defines a “voting security” as:

any security presently entitling the owner or holder thereof to vote for the election of directors of a company. A specified percentage of the outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast. [emphasis added]

To the extent that securities do not presently entitle an owner or holder of such securities to vote for the election of directors of a company or equivalent persons (in the present case, a manager of a limited liability company) then such securities are generally not “voting securities”. The LLC Agreement does not provide a removal right with respect to the Manager or the Independent Manager. Only upon the occurrence of a sequence of events does the member have the obligation to appoint the successor servicer as the replacement manager. That obligation is only present after the following events occur: (i) the current servicer resigns or is removed by the Custodian, (ii) the current Manager or the Administrative Agent selects a successor servicer, and (iii) the successor servicer agrees to such appointment. Until and unless those three events occur, the member does not have a right to appoint a replacement manager. Importantly, under no circumstances does the member have the power to determine who the replacement manager will be. The member has an obligation to appoint such party selected by the current manager or the Administrative Agent. Accordingly, the interests held by the Company do not confer a present entitlement to elect the manager of CF 2018, and, therefore, such interests are not “voting securities” as defined under the 1940 Act. Because the Company does not own voting securities of CF 2018, the Company is presumed not to control CF 2018 under Section 2(a)(9) of the 1940 Act.

However, notwithstanding this non-control presumption, no person may rely on the presumption that ownership of less than 25% of a company’s voting securities is not control if a control relationship actually exists under all the facts and circumstances. While control may be an enforceable right as those embedded in voting securities or a contract, it may also manifest through other means including, as the Staff suggests, a significant economic interest.8

The LLC Agreement sets out the powers, rights and responsibilities of the member. Under the LLC Agreement the Manager, on behalf of CF 2018, has all powers necessary, convenient or incidental to accomplish CF 2018’s purposes and all of the powers and rights conferred upon limited liability companies formed pursuant to the Delaware Limited Liability Company Act. The Manager is an agent of CF 2018 for the purpose of the CF 2018’s business, and the actions of the Manager taken in accordance with the powers set forth in the LLC Agreement shall bind CF 2018. Additionally, CF 2018 is also subject to material restrictive covenants under the Credit Agreement that limit the Manager of CF 2018 from taking certain actions without the prior consent or authorization from the Administrative Agent, the Independent Manager or both.

8 See Frankel and Laby, Regulation of Money Managers: Mutual Funds and Advisers, §8.02[C] at n.49, citing Detroit Edison Co. v. SEC, 119 F.2d 730, 739 (6th Cir.), cert. denied, 314 U.S. 618 (1941); Koppers United Co., 12 S.E.C. 184 (1942), aff’d sub nom. Koppers United Co. v. SEC, 138 F.2d 577 (D.C. Cir. 1943).

ArrowMark Financial Corp. April 2, 2024 Page 9

Conversely, the LLC Agreement provides that the member “will not hold itself out to be responsible, and shall not be responsible in any way, for the decisions or actions respecting the business and affairs of the Company” except with respect to the mechanical obligation of appointing the successor servicer as the replacement manager and consenting to the admission of new members. Further, the LLC Agreement states explicitly that the member may not bind CF 2018 and, with respect to a Material Action, the member may not participate in a vote or authorization of a Material Action. It should also be noted that as a structured finance vehicle, the activities of CF 2018 are largely determined by the contractual arrangements, particularly the Credit Agreement, among the lenders and various service providers, which restrict CF 2018’s activity so long as the Credit Agreement and Loan Obligations are outstanding and provide substantial rights to the lenders on whose behalf the Administrative Agent (also a lender) acts.

Notwithstanding the Company’s ownership of all of the outstanding equity securities in CF 2018, the contractual rights of the lending insurance companies under the Credit Agreement and their financial wherewithal to enforce such rights far outweigh any power the Company may hold because of the Company’s economic interest in CF 2018 or otherwise. In consideration of these and other facts and circumstances, the Company had previously determined that it was not appropriate to conclude that the equity interest in CF 2018 as sole member necessarily correlated to economic power such that the Company had control or a controlling influence over CF 2018.

In light of the foregoing, the Company had previously determined that the Company does not have the power to exert a controlling influence over CF 2018’s management or policies, does not currently own “voting securities” of CF 2018 and, therefore, is not an affiliated person or an affiliate of CF 2018.

However, the Company acknowledges the Staff’s position that the Company’s ownership of all of CF 2018’s outstanding securities represents a significant economic interest and therefore should be treated as representing a de facto voting security. In light of the Staff’s position, the Company will therefore treat CF 2018 as a “subsidiary,” as such term is defined in Rule 1-02(x) of Regulation S-X.

In accordance with the Staff’s request, the Company has analyzed whether CF 2018 should be considered to be a “significant subsidiary” as defined in Rule 1-02(w)(2) of Regulation S-X for the fiscal years ending December 31, 2021, December 31, 2022, and December 31, 2023. The Company has determined that CF 2018 did not meet the definition of significant subsidiary for fiscal years ended December 31, 2022 and 2023, but did meet the definition of significant subsidiary for the fiscal year ended December 31, 2021. However, the Company has determined that separate financial statements for CF 2018 were not required for the fiscal year ended December 31, 2021 pursuant to Rule 3-09 of Regulation S-X.

ArrowMark Financial Corp. April 2, 2024 Page 10

To the extent that the Company determines that CF 2018 is a “significant subsidiary” as defined in Rule 1-02(w)(2) of Regulation S-X as of the end of each fiscal year, the Company will evaluate CF 2018 as a significant subsidiary under Rules 3-09 and 4-08(g) of Regulation S-X. Separately, the Company will also disclose that it may be deemed to control and be an affiliate of CF 2018 in shareholder reports on a going forward basis.

6.	On page 26 of the Annual Report, in Note 7 to the Consolidated Financial Statements, the Staff notes disclosure that the Company’s credit facility is secured by substantially all of the assets of the Company. In future filings, please include the disclosure required by of Rule 4-08(b) of Reg. S-X relating to assets subject to liens.

Response: The Company respectfully notes that the Annual Report contains the following disclosure in Note 7 to the Financial Statements regarding the Company’s assets subject to lien: “The [Company’s Credit] Facility remains secured by substantially all of the assets of the Company.” The Company believes this disclosure to be sufficient in light of the asset coverage requirements of the 1940 Act and that the maximum borrowing amount under the Credit Facility ($70,000,000) is significantly less than the Company’s total assets ($208,499,624 as of FYE 2022). However, in light of the Staff’s comment, the Company will include in a footnote to the Consolidated Schedule of Investments a statement that substantially all of the Company’s portfolio assets are pledged in respect of the Credit Facility, with a reference to Note 7.

7.	On page 26 of the Annual Report, in the Consolidated Statement of Assets and Liabilities, the line item for “Cash” references Note 7. Please confirm whether this reference is correct.

Response: Such reference to Note 7 is not required and the Company will delete the reference to Note 7 in the “Cash” line item in future filings.

8.	On page 15 of the Annual Report, the Company discloses the total investment return based on market value and the Total investment return based on net asset value. In future filings, please include disclosure explaining the difference in calculations, as required by Instructions 13 and 14 of Item 4 of Form N-2.

Response: The Staff’s comment will be reflected in future filings.

9.	Please describe how the Company has met the requirement to disclose 10 years of financial highlights as required by Item 4.1 of Form N-2.

Response: The Company has reviewed the Staff’s comment and notes that audited financial highlights have been included in the Fund’s Annual Report for the last 5 fiscal years and confirms that unaudited financial highlights have not been included for years prior to the audited financial highlights. Future annual and semi-annual reports will include financial highlights for the required 10 year period and, to the extent necessary, such information will be included in a prospectus supplement to the Fund’s current shelf registration statement in the event the Fund conducts an offering off of such registration statement.

ArrowMark Financial Corp. April 2, 2024 Page 11

10.	In Note 2 of the Notes to Consolidated Financial Statements regarding Significant Accounting Polices, the Staff notes that there is no disclosure regarding foreign currency translations. In future filings, please include disclosure in Note 2 regarding foreign currency translations.

Response: The Staff’s comment will be reflected in future filings.

11.	On pages 9 and 23 of the Annual Report, the Company discloses the federal tax cost basis of securities owned by the Company. Please explain the difference between these two figures.

Response: The Company notes that the gross unrealized appreciation and gross unrealized depreciation as disclosed on page 9 of the Annual Report was not correct. The Company confirms that the figures on page 23 are correct: its actual gross unrealized appreciation was $1,227,761, and its gross unrealized depreciation was $12,355,174 for the period covered by the Annual Report.

12.	The Company discloses its investment objectives and investment strategy Note 1 of the Notes to Consolidated Financial Statements, on page 16, and also on page 47. In future fillings, please ensure that these disclosures are consistent.

Response: The disclosure of the Company’s investment objectives and strategies will be consistent in future filings.

13.	On page 22 of the Annual Report, in Note 3 of the Notes to Consolidated Financial Statements, the Company discloses that it pays ArrowMark Asset Management, LLC, the Advisor to the Company, an Investment Advisory Fee of 1.75% of total assets. Please confirm that “total assets” is the same as “Managed Assets,” as used in the Management Agreement between the Company and the Advisor, and in future filings, please ensure that the nomenclature used in the Annual Report is consistent with that of the Management Agreement.

Response: Confirmed. The terms “total assets” and “Managed Assets” as used in the Annual Report have the same meaning. The Staff’s comment will be reflected in future filings.

14.	In the Notes to Consolidated Financial Statements, please explain why there is no disclosure concerning master netting agreements as required by FASB ASC 210-20-50-3 and 210-20-50-5.

Response: Management has confirmed that there were no separate master netting agreements in place during the period of the report. However, after further review, management noted the Company has elected “Multiple Transaction Payment Netting” for forward currency contracts effected pursuant to certain of its ISDA Master Agreements (the “ISDA Agreement”). Under this election, the Company and its counterparties agree to net amounts payable in respect of multiple transactions effected pursuant to a single ISDA Agreement. In future reports, to the extent applicable, the Company will treat such multiple transaction payment netting election as an enforceable master netting arrangement and include disclosure required by FASB ASC 210-20-50-3 and 210-20-50-5.

ArrowMark Financial Corp. April 2, 2024 Page 12

15.	On page 35 of the Annual Report, in the fee table and expense example, please explain why the Company discloses a 3.00% sales load, whereas in the Company’s latest registration statement, a 2.00% sales load is disclosed.

Response: The Company notes that the sales load represents an estimate by Company management, given current market conditions, and may be subject to negotiation in the event of an offering of the Company’s securities off of the Company’s shelf registration statement. The Company notes that it is not currently conducting an offering of securities. To the extent the Company does conduct an offering, a revised fee table and expense example will be included in the Company’s prospectus supplement for such offering.

16.	On page 35 of the Annual Report, certain footnotes to the fee table and expense example refer to various sections of the Annual Report or the Company’s prospectus, although the references are not explicit. In future filings, please specify whether such references are to the Annual Report, the Company’s Prospectus, or another document.

Response: The Staff’s comment will be reflected in future filings.

17.	On page 35 of the Annual Report, in the fee table, the Company discloses Acquired Fund Fees and Expenses (“AFFE”) of 0.00%. Please confirm this disclosure in light of the fact that the Company also discloses that it invests in ETFs and money market funds.

Response: The Company confirms that its AFFE ratio was 0.00%. To the extent that the Company’s AFFE ratio does not exceed 0.01 percent (one basis point) in future filings, the Company will include such fees and expenses under the subcaption “Other Expenses” in lieu of an AFFE subcaption.

18.	On pages 42 and 43 of the Annual Report, in the table of the Company’s directors, please disclose the length of service of each director in future filings.

Response: The Staff’s comment will be reflected in future filings.

19.	On page 47 of the Annual Report, the Company discloses that there have been no material changes to its investment objectives or strategy since the effective date of its registration statement on Form N-2. In future filings, please refer to the date of the Company’s last annual report and note whether there were changes or not since the last report.

Response: The Staff’s comment will be reflected in future filings.

ArrowMark Financial Corp. April 2, 2024 Page 13

20.	Please explain whether forward foreign currency contracts should be disclosed as part of the Company’s principal investment strategy and principal risks.

Response: The Company uses forward foreign currency contracts for hedging purposes in respect of securities issued in foreign currency denominations. At the present time, Company management does not consider its use of forward foreign currency contracts to be a principal investment strategy. The Company will continue to monitor its exposure to forward foreign currency contracts, and in particular whether the use of such contracts is a principal investment strategy of or gives rise to a principal risk the Company.

21.	The Staff notes that the website disclosed in response to Item 2 of Form N-CSR, at which the Company’s Code of Ethics is to be posted, appears to be broken. Please provide an updated link and revise the link in future filings.

Response: The Company will update the link to its Code of Ethics in future filings.

22.	In future filings, please include a more detailed description of the nature of the services comprising the fees disclosed in response to Item 4(c) of Form N-CSR.

Response: The Company will reflect the Staff’s comment in future filings. The tax services provided to the Company are limited to the review and signing of the Company’s tax returns which are prepared by the Company’s Administrator.

23.	In future filings, please disclose the date as of which the disclosure is provided in response to Item 8(a)(1), (a)(3), and (a)(4) of Form N-CSR.

Response: The Staff’s comment will be reflected in future filings. The disclosure provided in response to Items 8(a)(1) is provided as of the filing date, and the disclosure provided in response to Items 8(a)(3), and (a)(4) in the Annual Report is provided as of December 31, 2022.

24.	On the Census Report, please explain why the Company’s response to Item C.5.a, relating to investments in certain foreign corporations, is not “Yes”. Please include a description of the business purpose of any such investments.

Response: Notwithstanding that the Company discloses in its Annual Report information regarding two entities which are “disregarded entities” for tax purposes, neither disregarded entity is a “controlled foreign corporation” within the meaning of section 957 of the Internal Revenue Code. Accordingly, the Company responded “No” to Item C.5.a. of Form N-CEN. These entities are organized in the Cayman Islands as Companies Limited by Shares, and were formed to allow the Company to participate indirectly in certain Regulation S offerings available only to investors that are non-U.S. persons. Certain types of accredited investors are permitted to form an offshore affiliate for the purpose of investing in unregistered securities.9

9 Pursuant to Rule 902(k)(1)(viii) under Regulation S, a “U.S. person” includes any partnership or corporation if such partnership or corporation was (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined under Regulation D promulgated under the Securities Act) who are not natural persons, estates or trusts. As a result, an entity that was organized or incorporated under foreign law and that is owned by an accredited investor (other than a natural person, estate or trust) will be a non-U.S. person pursuant to Regulation S notwithstanding the fact that it was formed by a U.S. person principally for the purpose of investing in unregistered securities.

In an interim release in which the Commission published for comment revisions to the original formulation of Regulation S in Securities Act Release No. 33-6838 (July 11, 1989), the Commission stated, “The definition of ‘U.S. person’ has been changed in a number of respects in the revised Regulation. Unlike the original proposal, an entity organized under foreign law by a U.S. institution principally for the purpose of investing in securities not registered under the Securities Act would not be treated as a U.S. person. A U.S. institutional investor should be able to choose to establish an entity outside the United States, and should not expect the registration provisions to apply to purchases made by that foreign entity. Treating such entities as U.S. persons would not be in accordance with comity and the reasonable expectations of the parties.”

ArrowMark Financial Corp. April 2, 2024 Page 14

25.	On the Company’s Census Report, please explain why none of Item C.7.n(i)-(vi) are checked.

Response: After review, the Company should have checked the box for Item C.7.n.(i) and (vi) rather than “N/A”. The Company will confirm its responses to this item in future submissions on Form N-CEN.

26.	On the Company’s Census Report, Item D.8 discloses the Company’s management fee as 1.75% of the Company’s net assets. The Staff notes that the Company’s Management Agreement provides for a management fee of 1.75% of managed assets. In future filings, please disclose the Company’s management fee based on net assets.

Response: The Staff’s comment will be reflected in future filings.

*          *          *

Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Theodore D. Edwards

theodore.edwards@troutman.com

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4181 or, in my absence, John P. Falco of this office at 215.981.4659.

Best regards,

/s/ Theodore D. Edwards

Theodore D. Edwards

cc:	Sanjai Bhonsle, Chairman and Chief Executive Officer

Patrick Farrell, Chief Financial Officer

Rick Grove, Chief Compliance Officer

John P. Falco, Esq.

Joseph A. Goldman, Esq.